UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-21886

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒ Form 10-Q  ☐  Form 10D  ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2015

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Barrett Business Services, Inc.

Address of Principal Executive Office: 8100 N.E. Parkway Drive, Suite 200
Vancouver, Washington 98662

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is not able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, because it has received notice from its independent registered public accounting firm that the firm will be unable to complete its review of the financial statements to be included in the report until an independent investigation of certain matters relating to its workers’ compensation reserves for the quarter ended June 30, 2014, has been completed and the firm has had the opportunity to review and assess the findings of the investigation. See the registrant’s Current Report on Form 8-K filed on November 9, 2015, which is incorporated herein by reference, for additional information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James D. Miller	(360)	828-0700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes          ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes          ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that net income for the quarter ended September 30, 2015 will be $11.6 million compared to a net loss of $37.8 million in the third quarter of 2014, based primarily on a decrease in workers’ compensation expense from $115.6 million in the third quarter of 2014 to $45.6 million for the comparable quarter of 2015. See also the attached unaudited consolidated statements of operations for the three months and nine months ended September 30, 2015 and 2014.

Barrett Business Services, Inc.

(Exact Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2015	By:	/s/ James D. Miller
James D. Miller
Vice President-Finance, Treasurer and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Barrett Business Services, Inc.

Consolidated Statements of Operations

	(Unaudited)		(Unaudited)
(in thousands, except per share amounts)	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues:
Professional employer service fees	$152,634	$126,456	$420,433	$340,648
Staffing services	46,617	48,503	128,130	120,520
Total revenues	199,251	174,959	548,563	461,168
Cost of revenues:
Direct payroll costs	35,308	37,087	97,260	91,815
Payroll taxes and benefits	74,358	65,061	234,798	199,008
Workers' compensation	45,634	115,593	127,414	173,969
Total cost of revenues	155,300	217,741	459,472	464,792
Gross margin	43,951	(42,782)	89,091	(3,624)
Selling, general and administrative expenses	25,440	21,213	63,693	53,540
Depreciation and amortization	721	646	2,113	1,843
Income (loss) from operations	17,790	(64,641)	23,285	(59,007)
Other (expense) income, net	(309)	290	(1,233)	486
Income (loss) before taxes	17,481	(64,351)	22,052	(58,521)
Provision for (benefit from) income taxes	5,903	(26,533)	7,530	(24,403)
Net income (loss)	$11,578	$(37,818)	$14,522	$(34,118)
Basic income (loss) per common share	$1.61	$(5.27)	$2.03	$(4.76)
Weighted average basic common shares outstanding	7,201	7,177	7,163	7,173
Diluted income (loss) per common share	$1.57	$(5.27)	$1.98	$(4.76)
Weighted average diluted common shares outstanding	7,362	7,177	7,339	7,173